Mail Stop 4561

December 29, 2006

Mr. Paul O. Bower
Chief Executive Officer
Education Realty Trust, Inc.
530 Oak Court Drive, Suite 300
Memphis, TN 38117

Re: **Education Realty Trust, Inc.**
       Form 10-K for Fiscal Year Ended December 31, 2005
       Filed March 31, 2006
       Forms 10-Q for Fiscal Quarters Ended March 31, June 30, and
       September 30, 2006
       Filed May 15, August 11, and November 13, 2006
       File No. 1-32417

Dear Mr. Bower:

We have reviewed your above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, pages 34-47

Liquidity and Capital Resources, page 43

1. We note from your statement of cash flows at page F-6 that your dividends and distributions paid exceed net cash provided by operating activities for the year ended December 31, 2005. Please tell us, and in future filings revise to discuss, your distributions for each period in comparison to the cash flow from operating activities for each respective period as reported in the statement of cash flows. If the cash flows from operating activities are insufficient to pay the distribution for any period, disclose the dollar amount of the deficiency and the alternative source of cash used to fund the distribution. Alternative sources would include such items as borrowings from related parties, bank borrowings, proceeds from loan sales, proceeds from equity offerings etc. Please provide the same information as it relates to the period ended September 30, 2006.

Item 9A. Controls and Procedures, page 48

2. We note your statement that "Management necessarily applied its judgment in assessing the costs and benefits of such controls and procedures which, by their nature, can provide only reasonable assurance regarding management's control objectives." Please confirm to us and revise in future filings to disclose, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your officers concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, you may remove the reference to the level of assurance of your disclosure controls and procedures in future filings. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please provide the same confirmation as it relates your disclosure controls and procedures for the quarters ended March 31, and June 30, 2006.

Financial Statements

Note 3. Summary of significant accounting policies, pages F-9 to F-17

Reclassifications, page F-9

3.   Please tell us your basis for classifying changes in restricted cash as investing
        activities in the statement of cash flows rather than segregating such amounts
        based on their nature. Refer to paragraph 24 of SFAS 95.

Fair value of financial instruments, page F-16

4.   In future filings, please revise to disclose the amount of consideration that would
        be paid to the holders of the non-controlling interests in the operating partnership
        as if the termination of the operating partnership occurred on the balance sheet
        date. In this respect, please note that while FSP FAS 150-3 deferred the
        provisions of SFAS 150 applicable to the accounting for minority interests in the
        operating partnership reflected in the REIT's consolidated financial statements,
        the disclosure provisions of SFAS 150 are still applicable.

Note 16. Quarterly financial information (unaudited), page F-32

5.   In future filings, please revise to include the per share data required by Item 302
        of Regulation S-K.

Form 10-Q for fiscal quarter ended March 31, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, pages 15-24

Funds from Operations, page 21

6.   Please explain why your presentation of FFO in your quarterly reports differs
        from that presented in your annual report on Form 10-K. The quarterly reports
        report FFO including FFO related to minority interests whereas the annual report
        reports FFO net of the allocation to minority interests.

        As appropriate, please respond to these comments within 10 business days or tell
us when you will provide us with a response. Please submit a response letter on EDGAR
that keys your responses to our comments and provides any requested information.
Detailed response letters greatly facilitate our review. Please understand that we may
have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Amanda Jaffe, Staff Accountant, at (202) 551-3473 or the undersigned at (202) 551-3780 if you have questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief
Accountant